UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM F-X
APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”):	COMPUTERSHARE TRUST COMPANY OF CANADA

B.	(1)	This is [check one]
☑	an original filing for the Filer

☐	an amended filing for the Filer
(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐
C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrant	THE BANK OF NOVA SCOTIA

Form type	Form F-9

File Number (if known)	333-174823

Filed by	THE BANK OF NOVA SCOTIA

Date Filed (if filed concurrently, so indicate)	June 10, 2011 (filed concurrently)
D.	The Filer is incorporated or organized under the laws of
Canada
and has its principal place of business at
100 University Avenue
North Tower, 9th Floor
Toronto, Ontario
Canada M5J 2Y1
Telephone: (416) 263-9200
E.	The Filer designates and appoints Computershare Trust Company, NA (the “Agent”), located at:
350 Indiana Street, Suite 750
Golden, Colorado 80401
Telephone: (303) 262-0707
as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:
(a)	any investigation or administrative proceeding conducted by the Commission; and
(b)	any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns the securities in relation to which the Filer acts as trustee pursuant to Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.
F.	The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which any of the securities subject to the indenture remain outstanding. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.
G.	Not applicable.
[Signature page follows]

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Country of Canada this 10th day of June, 2011.
Filer:   Computershare Trust Company of Canada

By:	/s/ Morag Abraham
	Name:	Morag Abraham
	Title:	Corporate Trust Officer

By:	/s/ Stanley Kwan
	Name:	Stanley Kwan
	Title:	Associate Trust Officer

     This statement has been signed by the following person in the capacity and on the date indicated.

Computershare Trust Company, NA As Agent for Service of Process for Computershare Trust Company of Canada
By:	/s/ John M. Wahl
	Name:	John M. Wahl
	Title:	Corporate Trust Officer

	Date:	June 10, 2011